UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Directors Meeting

held on October 30, 2026

DATE, TIME AND PLACE: On October 30, 2026, at 5:30 p.m., the Board of Directors of Banco Santander (Brasil) S.A. (the “Company” or “Santander”) met by videoconference, with all of its members in attendance.

CALL NOTICE: The call notice was waived in view of the attendance of all members of the Board of Directors.

PRESIDING BOARD: Deborah Stern Vieitas, Chair of the Meeting. Bruno Garcia Rosa Carneiro, Secretary of the Meeting.

AGENDA: To resolve on (i) the election of Messrs. Márcio de Andrade Schettini and Oscar Rodríguez Herrero as members of the Company’s Risk and Compliance Committee; (ii) the confirmation of the composition of the Company’s Risk and Compliance Committee; (iii) the election of Mr. Márcio de Andrade Schettini as a member of the Company’s Nomination and Governance Committee; and (iv) the confirmation of the composition of the Company’s Nomination and Governance Committee.

RESOLUTIONS: After the appropriate clarifications were provided, the members of the Board of Directors in attendance unanimously:

(i) Approved the election of new members of the Company’s Risk and Compliance Committee, for a term of office effective until the investiture of the members elected to serve on the respective committee at the first Board of Directors Meeting held after the 2027 Annual Shareholders’ Meeting, namely: Márcio de Andrade Schettini, Brazilian, married, engineer, holder of identity card RG No. 05.492.490-7 SSP/RJ, enrolled with the CPF/MF under No. 662.031.207-15, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041, Suite 281, Block A, Condomínio Wtorre JK, Vila Nova Conceição, ZIP Code 04543-011; and Oscar Rodríguez Herrero, Spanish, divorced, business administrator, holder of identity card RG No. 62.934.342-1 SSP/SP, enrolled with the CPF/MF under No. 060.185.177-36, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1st Floor, 28660, Boadilla del Monte, Madrid, Spain.

(ii) In view of the appointments approved herein, the composition of the Company’s Risk and Compliance Committee is hereby confirmed, with all members serving until the investiture of the members elected to serve on the Committee at the first Board of Directors Meeting held after the 2027 Annual Shareholders’ Meeting, as follows: Antonio Carlos Quintella, Brazilian, married, economist, holder of identity card RG No. 327008283, enrolled with the CPF/MF under No. 864.614.277-91, as Coordinator; Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, enrolled with the CPF/MF under No. 013.968.828-55; Jaime Leôncio Singer, Brazilian, married, business administrator, holder of identity card RG No. 39.874.333-2 SSP/SP, enrolled with the CPF/MF under No. 352.705.005-15; José Mauricio Pereira Coelho, Brazilian, married, accountant, holder of identity card RG No. 06.109.071-81-IFP/RJ, enrolled with the CPF/MF under No. 853.535.907-91; Márcio de Andrade Schettini, Brazilian, married, engineer, holder of identity card RG No. 05.492.490-7 SSP/RJ, enrolled with the CPF/MF under No. 662.031.207-15, all resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041, Suite 281, Block A, Condomínio Wtorre JK, Vila Nova Conceição, ZIP Code 04543-011; and Oscar Rodríguez Herrero, Spanish, divorced, business administrator, holder of identity card RG No. 62.934.342-1 SSP/SP, enrolled with the CPF/MF under No. 060.185.177-36, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1st Floor, 28660, Boadilla del Monte, Madrid, Spain, as Members.

(iii) Approved the election of a new member of the Company’s Nomination and Governance Committee, for a term of office effective until the investiture of the members elected to serve on the respective committee at the first Board of Directors Meeting held after the 2027 Annual Shareholders’ Meeting, namely, Márcio de Andrade Schettini, previously identified above.

(iv) In view of the appointment approved herein, the composition of the Company’s Nomination and Governance Committee is hereby confirmed, with all members serving until the investiture of the members elected to serve on the Committee at the first Board of Directors Meeting held after the 2027 Annual Shareholders’ Meeting, as follows: Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, enrolled with the CPF/MF under No. 013.968.828-55, as Coordinator; Deborah Patricia Wright, Brazilian, divorced, business administrator, holder of identity card RG No. 9.252.907-0 SSP/SP, enrolled with the CPF/MF under No. 031.544.298-08; Cristiana Almeida Pipponzi, Brazilian, married, business administrator, holder of identity card RG No. 26.378.342-X SSP/SP, enrolled with the CPF/MF under No. 285.220.788-58; and Márcio de Andrade Schettini, Brazilian, married, engineer, holder of identity card RG No. 05.492.490-7 SSP/RJ, enrolled with the CPF/MF under No. 662.031.207-15, all with business address at Avenida Presidente Juscelino Kubitschek, No. 2041, Suite 281, Block A, Condomínio Wtorre JK, Vila Nova Conceição, ZIP Code 04543-011; and Javier Maldonado Trinchant, Spanish, married, bachelor of laws, holder of RNM identity card No. V779189-E, enrolled with the CPF/MF under No. 233.921.148-47, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1st Floor, 28660, Boadilla del Monte, Madrid, Spain, as Members.

CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up and circulated for electronic signature by the members of the Board. Presiding Board: Deborah Stern Vieitas - Chair of the Meeting. Bruno Carneiro - Secretary of the Meeting. Board Members: Ms. Deborah Stern Vieitas - Chair; Mr. Javier Maldonado Trinchant - Vice-Chair; and Messrs./Mmes. Antonio Carlos Quintella; Cristiana Almeida Pipponzi; Daniel Barriuso Rojo; Debora Patricia Wright; Ede Ilson Viani; Gilson Finkelsztain; Márcio de Andrade Schettini; Oscar Rodríguez Herrero; Pedro Augusto de Melo; and Vanessa de Souza Lobato Barbosa. São Paulo, October 30, 2026.

This is a true copy of the minutes recorded in the proper corporate book.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer